Exhibit 99.1

February 27, 2022	News Release 22-04

Final Regulatory Approval Received for Newcrest Acquisition of Pretivm

Vancouver, British Columbia, February 27, 2022; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that all regulatory approvals required to close the previously announced acquisition of the Company by Newcrest Mining Limited (ASX/TSX/PNGX: NCM) (“Newcrest”) by way of a plan of arrangement (the “Transaction”) have now been received.

The receipt of approval under the Investment Canada Act on February 25, 2022 was the final regulatory approval required to close the Transaction and the Transaction is expected to be completed on or about March 9, 2022, subject to the fulfillment of the other customary closing conditions to the Transaction. Following completion of the Transaction, Pretivm expects to cease to be a reporting issuer and that its shares will be delisted from the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

“We would like to thank our employees and contractors for their hard work and contributions to the successful development and operation of the Brucejack Mine and most importantly for embracing our values starting with Safety First” said Jacques Perron, President & CEO of Pretivm. “We continue to believe this transaction provides an excellent outcome for Pretivm and its employees, our shareholders, our First Nations partners and local communities in northwest British Columbia and was only possible with the support of all including our Board of Directors.”

Additional information regarding the terms of the Transaction are set out in the Company’s management information circular dated December 16, 2021 which is available under Pretivm’s profile at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.pretivm.com/investors/Newcrest-Transaction.

About Pretivm

Pretivm is an intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Pretivm Contact

Pretium Resources Inc.

Troy Shultz, Director, Investor Relations & Corporate Communications

(604) 558-1784

invest@pretivm.com

Media Contact

Alan Bayless, Longview Communications and Public Affairs

604-417-9645

abayless@longviewcomms.ca

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(SEDAR filings: Pretium Resources Inc.)

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates’, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information contained herein includes but is not limited to: the consummation and timing of the Transaction and its benefit to Pretivm, its shareholders, its First Nations partners and local communities in northwest British Columbia; the satisfaction of the conditions precedent to the Transaction; Pretivm’s expectation with respect to ceasing to be a reporting issuer and de-listing from the TSX and the NYSE following the completion of the Transaction; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, failure to close the Transaction on the expected timeline, or at all, including as a result of a failure to satisfy the remaining conditions precedent to the Transaction; the Transaction not providing the expected benefit to Pretivm and its stakeholders; changes in laws, regulations and government practices; the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce and the operations and workforce of Newcrest; future price of gold and silver and other metal prices; market competition, the geopolitical, economic, permitting and legal climate that we operate in and such other risks as are identified in Pretivm’s public disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to obtain the required regulatory approvals in a timely matter, if at all; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; sustained labour stability and availability of equipment; the maintenance of positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.